Via Facsimile and U.S. Mail
Mail Stop 4720

August 31, 2009

Thomas J. Iacopelli
Chief Financial Officer
NYMAGIC, INC.
919 Third Avenue
New York, NY 10022

Re: NYMAGIC, INC.
      Form 10-K for the Fiscal Year Ended December 31, 2008
      File Number: 001-11238

Dear Mr. Iacopelli,

        We have completed our review of your Form 10-K and related filings and have no
further comments at this time.

                                        Sincerely,

                                        Carlton E. Tartar
                                        Accounting Branch Chief